MORGAN LEWIS


LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com


November 30, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 8, 2016, regarding the Trust's post-effective amendment no. 212, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 214, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the PanAgora Diversified Arbitrage Yield Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.


                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Trace Rakestraw, Esq.
November 30, 2016
Page 2


     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

2. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

3. COMMENT. Please revise the 3-year costs in the "Example," if necessary, to reflect the term of the contractual expense limit.

     RESPONSE. The requested change has been made.

4. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

5. COMMENT. Please confirm supplementally that all derivative instruments that are part of the principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

     RESPONSE. The Adviser confirms that all derivative instruments that are part of the principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

6. COMMENT. In the "Principal Investment Strategies" section, please consider providing more information regarding the competitive advantages and other


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Trace Rakestraw, Esq.
November 30, 2016
Page 3

     fundamental qualities that the Adviser seeks to identify in companies when deciding which securities to buy and sell for the Fund.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains "in general terms" how the Adviser decides which securities to buy and sell for the Fund.

7. COMMENT. In the "Principal Investment Strategies" section, please specify the investment horizon of the short term arbitrage strategies.

     RESPONSE. The requested change has been made.

8. COMMENT. Please consider using hierarchy and defined terms in the "Principal Investment Strategies" section to better differentiate the discussion of the Diversified Arbitrage Strategy from the discussion of the Diversified Risk Global Equity Strategy.

     RESPONSE. The requested change has been made.

9. COMMENT. Please confirm that the disclosure regarding non-U.S. investors in the tax sections of the Prospectus and Statement of Additional Information is appropriate, given the disclosure in the Prospectus that the Fund does not generally accept investments by non-U.S. persons.

     RESPONSE. The Trust confirms that the disclosure regarding non-U.S. investors in the tax sections of the Prospectus and Statement of Additional Information is appropriate because non-U.S. persons may be permitted to invest in the Fund subject to the satisfaction of enhanced due diligence.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

10. COMMENT. Please review the placement of the description of investment grade fixed income securities vis-a-vis the other descriptions of fixed income securities in the "Description of Permitted Investments" section.

     RESPONSE. No changes have been made in response to this comment, because the Trust believes that the placement of the description of investment grade fixed income securities is appropriate.

11. COMMENT. In the "Description of Permitted Investments" section, please discuss how the Fund would satisfy short-term liquidity needs created by the extended settlement of bank loan transactions.

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Trace Rakestraw, Esq.
November 30, 2016
Page 4


     RESPONSE. The following sentence has been added to the description of bank loans in the section:

          To the extent that extended settlement creates short-term liquidity needs, the Fund may satisfy these needs by holding additional cash or selling other investments (potentially at an inopportune time, which could result in losses to the Fund).

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin